FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2005

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

The statement explaining the computation of the ratio of earnings to fixed charges included in this report on Form 6-K is hereby incorporated by reference, in its entirety, as Exhibit 12.1 in Abbey National plc’s registration statement on Form F-3 (File No. 333-13146). The form of underwriting agreement included in this report on Form 6-K is hereby incorporated by reference, in its entirety, as Exhibit 1.9 in Abbey National plc’s registration statement on Form F-3 (File No. 333-13146).

Abbey National plc

Computation of Ratio of earnings to fixed charges
Based on UK GAAP

		Year Ended December 31

UK GAAP (excluding retail deposits)	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Profit before tax	273	(686)	(947)	1,470	1,869
Fixed Charges: Interest Expense (B) (1) (2)	1,667	2,426	3,740	5,458	6,310

Earnings before taxes and fixed charges (A)	1,940	1,740	2,793	6,928	8,179

Ratio of earnings to Fixed Charges (A/B)	116.4%	71.7%	74.7%	126.9%	129.6%

UK GAAP (including retail deposits)	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Profit before tax	273	(686)	(947)	1,470	1,869
Fixed Charges: Interest Expense (B) (1) (3)	3,757	4,074	5,439	7,549	8,530

Earnings before taxes and fixed charges (A)	4,030	3,388	4,492	9,019	10,399

Ratio of earnings to Fixed Charges (A/B)	107.3%	83.2%	82.6%	119.5%	121.9%

Notes:

(1) Includes the amortisation of discounts and premiums on debt securities in issue and interest payable on finance lease obligations.
(2) Excluding Interest on retail deposits
(3) Including Interest on retail deposits

Abbey National plc

Computation of Ratio of earnings to fixed charges
Based on US GAAP

		Year Ended December 31

US GAAP (excluding retail deposits)	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Profit before tax	117	(187)	(1,218)	1,485	1,674
Fixed Charges: Interest Expense (B) (1) (2)	1,667	2,426	3,740	5,458	6,310

Earnings before taxes and fixed charges (A)	1,784	2,239	2,522	6,943	7,984

Ratio of earnings to Fixed Charges (A/B)	1.07	0.92	0.67	1.28	1.26

US GAAP (including retail deposits)	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Profit before tax	117	(187)	(1,218)	1,485	1,674
Fixed Charges: Interest Expense (B) (1) (3)	3,757	4,074	5,439	7,549	8,530

Earnings before taxes and fixed charges (A)	3,874	3,887	4,221	9,034	10,204

Ratio of earnings to Fixed Charges (A/B)	1.03	0.95	0.77	1.20	1.20

Notes:

(1) Includes the amortisation of discounts and premiums on debt securities in issue and interest payable on finance lease obligations.
(2) Excluding Interest on retail deposits
(3) Including Interest on retail deposits

U.S.$ 2,000,000,000

ABBEY NATIONAL TREASURY SERVICES PLC

(AS ISSUER)

ABBEY NATIONAL PLC

(AS GUARANTOR)

FLOATING RATE NOTES DUE 2007

UNDERWRITING AGREEMENT (the “Agreement”)

June 22, 2005

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Credit Suisse First Boston LLC

11 Madison Avenue

New York, New York 10010

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

For themselves and as Representatives of the several Underwriters named on Schedule 1 hereto (collectively, the “Representatives”)

Ladies and Gentlemen:

Abbey National Treasury Services plc (“Abbey National Treasury” or the “Issuer”) proposes to issue and sell to the several underwriters named in Schedule 1 hereto (the “Underwriters”) U.S.$2,000,000,000 aggregate principal amount of its Floating Rate Notes due 2007 (the “Securities”). The Securities will be unconditionally guaranteed on a senior basis (the “Guarantees”) by Abbey National plc (“Abbey National” or the “Guarantor”). The Securities will be issued under the Indenture, dated as of November 4, 1994, among Abbey National Treasury, Abbey National and Deutsche Bank Trust Company Americas, the successor to Bankers Trust Company, as Trustee (the “Trustee”) (such Indenture, or amended from time to time, is referred to herein as the “Indenture”) and the terms of the Securities are set forth in Board Resolutions (as defined in the Indenture). Securities will initially be represented by a global security or global securities. The Securities shall have the terms set forth in the Prospectus referred to in Section 1(a).

SECTION 1. REPRESENTATIONS AND WARRANTIES.

The Issuer and the Guarantor jointly and severally represent and warrant to, and agree with, each Underwriter, as of the date hereof and as of the Closing Date (as defined herein) (in each case, a “Representation Date”) as follows:

(a) A registration statement on Form F-3 (File No. 333-13146) with respect to the Securities has been filed with the Securities and Exchange Commission (the “Commission”) and has become effective under the Securities Act of 1933, as amended (the “Act”). The Indenture has been qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). As used in this Agreement, (i) “Registration Statement” means such registration statement when it became effective under the Act, and as from time to time amended or supplemented thereafter, including the incorporation by reference of certain documents therein and the Prospectus (if any post-effective amendment to such registration statement has been filed with the Commission prior to the execution and delivery of this Agreement, the time the most recent such amendment has been declared effective by the Commission); (ii) “Basic Prospectus” means the prospectus (including all documents incorporated therein by reference), dated June 22, 2005, as filed with the Commission pursuant to paragraph (b) of Rule 424 of the rules and regulations (the “Rules and Regulations”) of the Commission under the Act; and (iii) “Prospectus” means the Basic Prospectus (together with all documents incorporated therein by reference) and any amendments or supplements thereto (including the final prospectus supplement dated the date hereof (the “Prospectus Supplement”)) relating to the Securities, as filed with the Commission pursuant to the Rules and Regulations. The Commission has not issued any order preventing or suspending the use of the Prospectus. Any reference in this Agreement to amending or supplementing the Prospectus shall be deemed to include the filing of materials incorporated by reference, if any, in the Prospectus after the Closing Date and any reference in this Agreement to any amendment or supplement to the Prospectus shall be deemed to include any such materials incorporated by reference in the Prospectus after the Closing Date. No registration statement on Form F-6 in respect of any global receipts representing the Securities is required to be filed with the Commission.

(b) The Registration Statement and Prospectus conform and will conform as of the Closing Date and at all times during any period during which a prospectus relating to the Securities is required to be delivered under the Act (the “Marketing Period”), in all respects to the requirements of the Act, the Trust Indenture Act, and the rules and regulations of the Commission under such acts, and the documents incorporated by reference in the Prospectus will comply as to form in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission thereunder; the Indenture conforms with the requirements of the Trust Indenture Act and the rules and regulations of the Commission thereunder; and the Registration Statement and Prospectus do not, and will not as of the Closing Date and at all times during the Marketing Period, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Issuer makes no representation or warranty as to information contained in or omitted from the Registration Statement or any Prospectus in reliance upon and in conformity with written information furnished to the Issuer by the Underwriters specifically for inclusion therein or to any statements in or omissions from the statement of eligibility and qualification on Form T-1 of the Trustee under the Trust Indenture Act (the “Form T-1”).

(c) Each of the Issuer and the Guarantor is a public limited company duly incorporated and validly existing under the laws of England.

(d) Each of the Issuer and the Guarantor has corporate power and authority necessary to execute and deliver this Agreement and perform its obligations hereunder, and this Agreement has been duly authorized, executed and delivered by the Issuer and the Guarantor and constitutes a valid and binding agreement of the Issuer and the Guarantor.

(e) Each of the Issuer and the Guarantor has corporate power and authority necessary to execute and deliver the Indenture (including the Guarantees set forth therein) and perform its obligations thereunder and the Indenture has been duly authorized by each of the Issuer and the Guarantor and has been duly qualified under the Trust Indenture Act and has been duly executed and delivered by each of the Issuer and the Guarantor and constitutes a valid and binding agreement of each of the Issuer and the Guarantor, respectively, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and, as to enforceability, to general equity principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(f) The Issuer has corporate power and authority necessary to execute and deliver the Securities and perform its obligations thereunder and the Securities have been duly authorized and, when executed and authenticated as provided in the Indenture and issued and delivered against payment therefor as provided in this Agreement, will constitute valid and binding obligations of the Issuer, entitled to the benefits of the Indenture, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and, as to enforceability, to general equity principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(g) At the Closing Date the Securities will have been duly authorized and, when duly executed, authenticated and delivered, constitute direct, unsecured obligations of the Issuer and the Guarantor.

(h) The execution, delivery and performance of this Agreement, the Indenture and the Guarantee, the issuance, authentication, sale and delivery of the Securities and the compliance by the Issuer and the Guarantor with the respective terms thereof, and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a breach under any agreement or instrument to which the Issuer or the Guarantor is a party or by which the Issuer or the Guarantor is bound that is material to the Issuer or the Guarantor and its subsidiaries, taken as a whole, nor will such action result in any violation of the provisions of the Memorandum and Articles of Association of the Issuer or the Guarantor or any statute or any order, filing, rule or regulation of any United States or English court or governmental agency or regulatory body having jurisdiction over the Issuer or the Guarantor.

(i) No consent, approval, authorization or order of, or filing or registration or qualification with, or notification to, any U.S. or English court or governmental agency or body having jurisdiction over the Issuer, the Guarantor or any of its subsidiaries or any of its or their properties or assets is required for the execution, delivery and performance of this Agreement and the Indenture and the consummation of the transactions contemplated hereby and thereby by the Issuer, including the issuance, authentication, sale and delivery of the Securities and in each such case compliance with the respective terms thereof, except for (i) the registration of the Securities under the Act, (ii) such consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act, the Trust Indenture Act, applicable United States state securities, Blue Sky or similar laws in connection with the purchase and distribution of the Securities by the Underwriters, (iii) such consents, approvals, authorizations, orders, filings, registrations, qualifications or notifications as shall have been obtained or made, as the case may be, prior to, and which will be in full force and effect on and as of, the Representation Date or if not so obtained or made or in full force and effect, as the case may be, would not (x) affect the validity, binding effect or enforceability of the Securities, the Indenture, this Agreement or (y) (individually or in the aggregate) materially and adversely affect the condition (financial or otherwise) of the Issuer or the Guarantor or materially and adversely affect the results of operations, business or properties of the Guarantor and its subsidiaries, taken as a whole, or impair the Issuer’s or the Guarantor’s ability to perform its obligations under the Securities, the Indenture and this Agreement and (v) such notifications and/or letters of undertaking as may be required to be given to the Financial Services Authority in relation to the issuance of the Securities.

(j) The Issuer is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended (the “Investment Company Act”), and the offer and sale of the Securities in the United States will not subject the Issuer to registration under, or result in a violation of, the Investment Company Act.

(k) The Guarantor has filed a Form F-N with the Commission pursuant to Rule 489 under the Act.

(l) The operations of the Issuer, the Guarantor and its subsidiaries are and have been conducted in all material respects in compliance with applicable financial record keeping and reporting requirements of England and the European Union, so far as the Issuer or the Guarantor is aware, and any related or similar statutes, rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator of a material nature involving the Issuer, the Guarantor or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Issuer, threatened.

(m) There is and has been no failure on the part of the Issuer or the Guarantor and any of their respective directors or officers, in their capacities as such, to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(n) To the best of the Issuer’s and the Guarantor’s knowledge, none of (i) the execution and delivery of this Agreement, (ii) the issuance and sale by the Issuer of any Securities to the Underwriters and (iii) the Issuer’s use of proceeds from the Securities, will conflict with, or result in a breach or violation of, the rules and regulations enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “OFAC Regulations”) by any of the parties to this Agreement as a result of any action by the Issuer or the Guarantor; and to the best of their knowledge, neither the Issuer nor the Guarantor has been designated a sanctioned person under the OFAC Regulations.

(o) The Securities and the Indenture conform in all material respects to the descriptions thereof contained in the Prospectus.

(p) Since the respective dates as of which information is given in the Prospectus, there has not been any material adverse change in, or any material adverse development which affects, the condition (financial or otherwise) of the Issuer or the Guarantor, or in the results of operations, business or properties of the Issuer and the Guarantor and its subsidiaries, taken as a whole, in each case other than as set forth or contemplated in the Prospectus.

(q) The consolidated financial statements of the Guarantor (including the related notes thereto) filed as part of the Registration Statement (or incorporated therein by reference) or included in the Prospectus (or incorporated therein by reference) have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“U.K. GAAP”) applied on a consistent basis throughout the periods involved (except as may be otherwise stated therein), and such financial statements give a true and fair view of the financial condition and the results of operations of the Guarantor and its consolidated subsidiaries, respectively, as of the dates or for the periods indicated. In addition, such financial statements contain a reconciliation of consolidated net income and shareholders’ equity presented under U.K. GAAP with the same information as would be presented under generally accepted accounting principles in the United States. The selected audited consolidated financial data included in the Prospectus (or incorporated therein by reference) have been accurately extracted from the audited consolidated financial statements included therein (or incorporated therein by reference) or from the Guarantor’s audited consolidated United Kingdom accounts, as appropriate.

(r) The documents incorporated by reference into any Prospectus have been, and will be, as of the Closing Date and at all times during the Marketing Period, prepared in conformity with the applicable requirements of the Act and the Rules and Regulations and the Exchange Act and the rules and regulations of the Commission thereunder; and none of such documents contained, or will contain as of the Closing Date and at all times during the Marketing Period, an untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and such documents have been, or will be, as of the applicable Representation Date and at all times during the Marketing Period, timely filed as required thereby.

SECTION 2. CERTAIN AGREEMENTS GOVERNING THE OFFERING

(a) Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Issuer agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Issuer, at the purchase price set forth below, the respective numbers of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto. The purchase price per Security to be paid by an Underwriter shall be an amount equal to 99.98% of the aggregate principal amount of the Securities set forth in Schedule 1 opposite the name of such Underwriter (being equal to the issue price of 100% less a gross spread of 0.02% representing a combined sales concession, management commission and underwriting commission).

(b) Delivery and Payment. Delivery of the payment for the Securities shall be made by the Representatives, on behalf of the Underwriters, at 10:00 A.M. New York City time, on June 29, 2005, or such later date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Issuer or as provided in Section 7 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). The relevant purchase price specified above will be payable to an account designated by the Issuer (or such other manner of payment as may be agreed by the Issuer and the Representatives) in same-day funds on the Closing Date against delivery of the Global Receipt through the facilities of The Depository Trust Company, New York, New York. The Issuer agrees to have the global securities available for inspection and checking by the Representatives in New York, New York, not later than 11:00 AM New York City time on the business day prior to the Closing Date.

(c) Delivery of Documents. The documents required to be delivered by Section 5 hereof shall be delivered at the offices of Simpson Thacher & Bartlett LLP, CityPoint, One Ropemaker Street, London EC2Y 9HU, England, not later than 10:00 A.M. London time on the Closing Date.

(d) Other Securities. In further consideration of our agreement hereunder, between the date hereof and the Closing Date, the Issuer will not offer or sell, or enter into any agreement to sell, any debt securities of the Issuer, other than borrowings under your revolving credit agreements and lines of credit, the private placement of securities, the placement or issuance of securities outside the United States and issuances of your certificates of deposit and commercial paper.

SECTION 3. COVENANTS OF THE ISSUER AND GUARANTOR

The Issuer and the Guarantor jointly and severally covenant and agree:

(a) Delivery of Signed Registration Statement. To furnish promptly to each Underwriter (to the extent not already furnished) and its counsel one conformed copy of the Registration Statement as originally filed and each amendment or supplement thereto including all consents and exhibits filed therewith.

(b) Delivery of Other Documents. To deliver promptly to the Underwriters, and in such number as they may reasonably request, each of the following documents: (i) conformed copies of the Registration Statement (excluding exhibits other than the computation of the ratio of earnings to fixed charges or the ratio of earnings to combined fixed charges and preference share dividends, as applicable, the Indenture, this Agreement and such other exhibits that the Underwriters may request), (ii) the Basic Prospectus, (iii) the Prospectus and (iv) any document incorporated by reference in the Prospectus.

(c) Revisions to Prospectus – Material Changes. If, during the Marketing Period, any event occurs as a result of which the Prospectus would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, or if it is necessary at any time to amend any Prospectus to comply with the Act, to notify the Underwriters promptly, in writing; and if the Issuer shall decide to amend or supplement the Registration Statement or any Prospectus, to promptly advise the Underwriters by telephone (with confirmation in writing) and to promptly, in writing, prepare and file with the Commission an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance; provided, however, that if during the period referred to above and prior to the date which is nine months after the date hereof, any Underwriter shall own any Securities which it has purchased from the Issuer with the intention of reselling them, the Issuer shall promptly prepare and timely file with the Commission any amendment or supplement to the Registration Statement or any Prospectus that may, in the reasonable judgment of the Issuer or the Underwriters, be required by the Act or requested by the Commission.

(d) Commission Filings. To timely file with the Commission during the Marketing Period, all documents (and any amendments to previously filed documents) required to be filed by the Issuer pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

(e) Copies of Filings with Commission. Prior to filing with the Commission during the Marketing Period, (i) any amendment or supplement to the Registration Statement, (ii) any amendment or supplement to any Prospectus, or (iii) any material document filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act including but not limited to (A) any interim report submitted to the Commission on Form 6-K (“Form 6-K”) that contains information relating to the financial results of the Guarantor or (B) any annual report of the Guarantor submitted to the Commission on Form 20-F (“Form 20-F”) under the Exchange Act and the rules and regulations thereunder or any amendment of or supplement to any such document, to furnish a copy thereof to each Underwriter, and counsel to the Underwriters.

(f) Notice to Underwriter of Certain Events. During the Marketing Period, to advise the Underwriters immediately (i) when any post-effective amendment to the Registration Statement relating to or covering the Securities becomes effective, (ii) of any request or proposed request by the Commission, whether written or oral, for an amendment or supplement to the Registration Statement, to any Prospectus, or to any material document filed with or submitted to the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act including but not limited to any interim or annual report of the Guarantor submitted to the Commission on Form 6-K (provided that such Form 6-K contains information relating to the financial results of the Guarantor) or Form 20-F, as the case may be, under the Exchange Act and the rules and regulations thereunder or for any additional information and the Guarantor will afford the Underwriters a reasonable opportunity to comment on any such proposed amendment or supplement, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any part thereof or any order directed to any Prospectus or any document incorporated therein by reference or the initiation or threat of any stop order proceeding or of any challenge to the accuracy or adequacy of any document incorporated by reference in any Prospectus, (iv) of receipt by the Issuer of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the initiation or threat of any proceeding for that purpose, (v) of any downgrading in the rating of the Securities or any other debt securities of the Issuer by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Act), or if any such organization shall have informed the Issuer or made any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Issuer (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading of such rating) as soon as the Issuer is so informed or learns of any such downgrading or public announcement and (vi) of the happening of any event which makes untrue any statement of a material fact made in the Registration Statement or any Prospectus or which requires the making of a change in the Registration Statement or any Prospectus in order to make any material statement therein not misleading.

(g) Stop Orders. If, during the Marketing Period, the Commission shall issue a stop order suspending the effectiveness of the Registration Statement, to make every reasonable effort to obtain the lifting of that order at the earliest possible time.

(h) Earnings Statements. As soon as practicable, but not later than 18 months, after the Closing Date, to make generally available to holders of its Securities and to deliver to the Underwriters an earnings statement of the Guarantor covering a period of at least 12 months beginning after the later of (i) the effective date of the Registration Statement, (ii) the effective date of the most recent post effective amendment to the Registration Statement to become effective prior to the Closing Date and (iii) the date of the Guarantor’s most recent Annual Report on Form 20-F filed with the Commission prior to the Closing Date which will satisfy the provisions of Section 11(a) of the Act (including, at the option of the Guarantor, Rule 158 of the Rules and Regulations).

(i) Copies of Reports, Releases and Financial Statements. So long as any of the Securities are outstanding, to furnish to the Underwriters copies of all annual reports and interim financial statements furnished by the Guarantor pursuant to the Exchange Act, or any rule or regulation of the Commission thereunder and such additional information concerning the business and financial condition of the Guarantor as the Underwriters may from time to time reasonably request.

(j) Blue Sky Qualifications. To endeavor, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the securities laws of such jurisdictions within the United States as the Underwriters may designate, and to maintain such qualifications in effect for as long as may be required for the distribution of the Securities; and to file such statements and reports as may be required by the laws of each jurisdiction in which the Securities have been qualified as above, provided that in connection therewith the Issuer shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or to take any other action that would subject it to service of process in suits in any jurisdiction other than those arising out of the offering or sale of the Securities in such jurisdiction or to register as a dealer in securities or to become subject to taxation in any jurisdiction.

(k) Clearance and Settlement. To cooperate with the Underwriters and use its best efforts to permit the Securities and any global receipts to be eligible for clearance and settlement through the facilities of DTC.

(l) Use of Proceeds. To apply the net proceeds from the sale of the Securities as set forth in the Prospectus.

SECTION 4. PAYMENT OF EXPENSES

The Issuer will pay or cause to be paid, (a) the costs incident to the authorization, issuance, initial sale to the Underwriters’ authentication, initial transfer and initial delivery of the Securities and any taxes payable by the Issuer in connection therewith; (b) the costs incident to the preparation, printing and filing of the Registration Statement and any amendments and exhibits thereto, the Basic Prospectus, any Prospectus and any amendment or supplement to any Prospectus and to the preparation of this Agreement and the Indenture; (c) the costs incident to the preparation, printing and filing of any document and any amendments and exhibits thereto required to be filed by the Issuer under the Exchange Act, (d) the costs of mailing and delivering the Registration Statement as originally filed and each amendment thereto and any post-effective amendments thereof (including, in each case, exhibits), the Basic Prospectus, any Prospectus and any amendment or supplement to any Prospectus and any documents incorporated by reference in any of the foregoing documents; (e) the costs of reproducing and distributing this Agreement; (f) the fees and expenses of qualifying the Securities under the securities laws of the several jurisdictions as provided in Section 3(j) (excluding the costs of preparing, printing and distributing a Blue Sky Memorandum and a Legal Investment Survey (including related fees and expenses of counsel to the Underwriters)); (g) any fees charged by rating agencies for rating the Securities; (h) the costs, if any, of preparing the Securities; (i) the cost and charges of any transfer agent, registrar or paying agent; (j) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee and any agent of the Trustee in connection with the Indenture, the Securities and any global receipts; (k) all advertising expenses in connection with the offering of the Securities incurred with the consent of the Issuer (excluding expenses related to the roadshow); (l) the fees and disbursements of counsel and accountants to the Issuer; and (m) all other costs and expenses incident to the performance of the obligations of the Issuer hereunder; provided that, except as provided in this Section 4, the Underwriters shall pay their own costs and expenses, including the fees and disbursements of counsel to the Underwriters, any out of pocket expenses incurred by the Underwriters, and any fees and disbursements of accountants to the Issuer incurred in relation to the auditor due diligence call held on June 21, 2005.

SECTION 5. CONDITIONS OF OBLIGATIONS OF THE UNDERWRITERS

The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Issuer and the Guarantor contained herein at the date and time that this Agreement is executed and delivered by the parties hereto (the “Execution Time”) and the Closing Date to the accuracy of the statements of the

Issuer and the Guarantor made in any certificates pursuant to the provisions hereof, to the performance by the Issuer and the Guarantor of its obligations hereunder and to the following additional conditions:

(a) The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the Rules and Regulations; no stop order suspending the effectiveness of the Registration Statement or any part thereof, nor any order directed to any document incorporated by reference in the Prospectus shall have been issued and no stop order proceeding shall have been initiated or threatened by the Commission and no challenge by the Commission shall have been made to the accuracy or adequacy of any document incorporated by reference in the Prospectus; any request of the Commission, whether written or oral, for inclusion of additional information in the Registration Statement or the Prospectus or otherwise shall have been complied with; and the Issuer shall not have filed with the Commission any amendment or supplement (other than a pricing supplement or a prospectus supplement relating to securities other than the Securities) to the Registration Statement or the Prospectus (or any document incorporated by reference therein) without the consent of the Underwriters.

(b) No order suspending the sale of the Securities in any jurisdiction designated by the Underwriters pursuant to Section 3(j) hereof shall be in existence, and no proceeding for that purpose shall have been initiated or threatened and not subsequently withdrawn or resolved; provided that the inability to sell the Securities in that jurisdiction makes it, in the judgment of the Underwriters, impracticable to market or sell the Securities on the terms and in the manner contemplated herein.

(c) No “nationally recognized statistical rating organization” (as that term is defined by the Commission for purposes of Rule 436(g) under the Act) shall have informed the Issuer or made any public announcement that such organization has under surveillance or review its rating of the Securities or any other securities of the Issuer (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating) unless any one or more other nationally recognized statistical rating organizations had, prior to the date of this Agreement, informed the Issuer or made any public announcement that such organization had under surveillance or review its rating of the Securities or any other securities of the Issuer (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating) and had not reversed or acted upon such position or action, except in those instances when the Representatives reasonably determine in their sole discretion that the most recent announcement of any such rating organization does in fact have a material adverse effect upon the market for, or price of, the Securities.

(d) Slaughter and May, English solicitors to the Issuer and the Guarantor, shall have furnished to the Underwriters their written opinion, addressed to the Underwriters and dated the Closing Date, in a form previously approved by the Underwriters, substantially to the effect that:

(i) The Issuer is a company duly incorporated and existing under the laws of England and, as at the date of this opinion, has the corporate power and authority necessary to conduct the respective businesses in which it is engaged.

(ii) The Guarantor is a company duly incorporated and existing under the laws of England and, as at the date of this opinion, has the corporate power and authority necessary to conduct the respective businesses in which it is engaged.

(iii) The Indenture and this Agreement have been duly authorized, executed and delivered by the Issuer and the Guarantor, as the case may be.

(iv) It is not necessary, either to ensure the validity of the Securities, the Indenture, this Agreement or any of them or to ensure compliance by the Underwriters with mandatory provisions of English law, to obtain any authorization, approval, consent, order or permission of, or to effect any further filing, recording or registration with, any public authority or governmental agency in England or Wales in respect of:

(A)          the execution, delivery of performance of the Indenture and this Agreement; or

(B)	the execution, issue, delivery or performance of the Securities.

(v) The issue of the Securities by the Issuer has been duly authorized by the Issuer and the Securities constitute valid and binding obligations of the Issuer. As a result, these obligations would be enforceable in proceedings before the English courts.

(vi) Neither the execution and delivery of the Indenture or this Agreement by the Issuer or the Guarantor nor the compliance by the Issuer or the Guarantor (as the case may be) with their terms will, of itself, breach any covenant (other than any financial or similar covenant) contained in any of the following documents:

(A)          Master Trust Deed, as supplemented by the Supplemental Trust Deeds dated (i) May 14, 2003, (ii) January 16, 2004, (iii) May 27, 2004, (iv) June 18, 2004, (v) October 10, 2003, (vi) November 27, 2003, (vii) January 12, 2004, and (viii) January 16, 2004, thereto, among Abbey National Treasury Services plc, Abbey National plc and The Law Debenture Trust Corporation plc dated June 29, 1990;

(B)          Trust Deed, among Abbey National Sterling Capital plc, Abbey National plc and The Law Debenture Trust Corporation plc dated December 30, 1991;

(C)          Trust Deed, among Abbey National First Capital B.V., Abbey National plc and The Law Debenture Trust Corporation plc dated April 29, 1992;

(D)          Trust Deed, among Abbey National Building Society, Abbey National Treasury Services plc and The Law Debenture Trust Corporation plc dated May 4, 1989;

(E)          Trust Deed, as supplemented by The First Supplemental Trust Deed and The Second Supplemental Trust Deed, thereto, among Abbey National plc, Abbey National Treasury Services plc and The Law Debenture Corporation plc dated December 23, 1988;

(F)          Trust Deed, as supplemented by The First Supplemental Trust Deed and The Second Supplemental Trust Deed thereto, among Abbey National plc, Abbey National Treasury Services plc and The Law Debenture Corporation plc dated April 3, 1989;

(G)          Trust Deed, among Abbey National Building Society and The Law Debenture Corporation plc dated October 15, 1985, as amended and supplemented by a Nineteenth Supplemental Trust Deed among Abbey National Building Society, Abbey National Treasury Services plc, Abbey National plc and The Law Debenture Trust Corporation plc dated July 10, 1989;

(H)          Trust Deed, among Abbey National plc, Abbey National First Capital B.V. and The Law Debenture Corporation plc dated July 28, 1989;

(I)            Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated February 16, 1995;

(J)           Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated October 23, 1995;

(K)          Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated December 24, 1996;

(L)          Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated December 10, 1998;

(M)         Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated February 11, 1999;

(N)          Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated March 12, 1999;

(O)          Trust Deed among Abbey National plc and the Law Debenture Trust Corporation plc dated April 19, 1999;

(P)          Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated October 21, 1999;

(Q)          Trust Deed among Abbey National plc, Abbey National Treasury Services plc, Abbey National Treasury International Limited, AN Structured Issues Limited and The Law Debenture Trust Corporation plc dated November 12, 1999;

(R)          Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated February 7, 2000;

(S)          Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated September 28, 2000;

(T)          Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated September 28, 2000;

(U)          Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated September 28, 2000;

(V)          Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated September 28, 2000;

(W)        Trust Deed among Abbey National plc and The Law Debenture Trust Corporation plc dated September 28, 2000;

(X)          Trust Deed among Abbey National plc and The Bank of New York dated February 14, 2001; or

(Y)          Trust Deed among Abbey National plc and the Bank of New York dated August 9, 2002.

(vii) No United Kingdom corporation tax, income tax, capital gains tax, turnover tax or other similar tax will be applicable to or payable by the Underwriters in respect of any of the acts or transactions involved in the offering, issue or delivery of the Securities, except (A) any withholding or deduction for or on account of United Kingdom tax required to be made from any repayment of the principal amount of the Securities or any payment of interest on the Securities (our opinion on which is set out in clause (vii) below), (B) any liability to United Kingdom corporation tax, income tax or capital gains tax of persons resident or ordinarily resident in the United Kingdom for taxation purposes or who carry on a business in the United Kingdom with which the Securities are connected, and (C) any amounts which the Underwriters may be required to pay in respect of value added tax arising on any supply in the United Kingdom to the Underwriters in connection with the issue, offering or delivery of the Securities, and (D) any United Kingdom stamp duty, stamp duty reserve tax or any similar United Kingdom registration, capital, issue, stamp, documentary or transfer duty or charge (our opinion on which is set out in clause (viii) below).

(viii) The Underwriters will not incur any obligation to pay any United Kingdom stamp duty or stamp duty reserve tax or any similar United Kingdom registration, capital, issue, stamp, documentary or transfer duty or charge in respect of the issuance, sale or delivery of the Securities by the Issuer pursuant to this Agreement, the Indenture, the Registration Statement or the Prospectus Supplement.

(ix) Neither the Issuer nor any person acting on behalf of the Issuer (including any person acting as paying agent on behalf of the Issuer in relation to the Securities) will be obliged to withhold or deduct any sums for or on account of United Kingdom tax from any repayment of the principal amount of the Securities or any payments of interest on the Securities.

(x) The interest on the Securities will have a United Kingdom source and will accordingly remain subject to United Kingdom tax by direct assessment even if the interest is paid without withholding or deduction. However, interest paid on the Securities will generally not be chargeable to United Kingdom tax by direct assessment unless the holder of the Securities who is entitled to the interest either (A) is resident in the United Kingdom in the relevant tax year, (B) has a “UK representative” (for the purposes of Section 126 and Schedule 23 of the Finance Act 1995) in relation to the interest or (C) has a permanent establishment (within the meaning of Section 148 of the Finance Act 2003) in the United Kingdom in the relevant accounting period.

If a holder of Securities is chargeable to tax in the United Kingdom under the above rules, an exemption from or a reduction of the tax payable on the interest might be available in the appropriate circumstances under the provisions of an applicable double taxation convention.

(xi) The statements in the Form 20-F filed by the Guarantor in respect of the year ended December 31, 2004 (incorporated by reference in the Prospectus) (the “2004 20-F”) under the heading “Supervision and Regulation” (the “Relevant Section”), insofar as such statements constitute a general description of English law as at the date thereof, fairly summarize the matters described therein.

(xii) The statements in the Prospectus under the heading “Description of the Debt Securities and Guarantees” (under the sub-headings “Status of the Senior Debt and Senior Guarantees”, and “Status of the Debt Securities — General”), insofar as such statements constitute a general summary of current English law, fairly summarize the matters referred to therein.

(xiii) The statements in the Prospectus Supplement under the heading “Certain U.S. Federal and U.K. Tax Considerations — United Kingdom Taxation”, insofar as such statements constitute a general summary of both current United Kingdom tax law and United Kingdom Inland Revenue practice relevant to the issue of the Securities as at the date thereof, fairly summarize the matters referred to therein.

(xiv) Under the laws of England and under the current practice of the English courts, the Underwriters would be permitted to commence proceedings against the Issuer and the Guarantor in English courts of competent jurisdiction based on this Agreement, and such English courts would accept jurisdiction over such proceeding unless proceedings involving the same or a related issue are pending in a foreign jurisdiction or on the ground of forum non conveniens (i.e., that a foreign forum is more appropriate). The validity of the choice of law provisions and the extent to which an English court will apply a chosen foreign law are governed by the Contracts (Applicable) Act 1990. Under the current practice of the English courts, the choice of the laws of the State of New York as the governing law of the Indenture, this Agreement and the Securities is a valid choice of governing law. An English court would not apply New York law if to do so would be contrary to English public policy or mandatory rules of English law.

Any final and conclusive judgment for a definite sum of money obtained in the courts of the State of New York arising out of or in relation to the obligations of the Issuer or the Guarantor under the Indenture and this Agreement will be recognized in England, provided that:

(A)	the judgment was not obtained by fraud;

(B)          the enforcement of the judgment would not be contrary to English public policy;

(C)	the judgment is not of a public nature;

(D)          the judgment was not obtained in proceedings which were brought in breach of Section 32 of the Civil Jurisdiction and Judgments Act 1982;

(E)          the judgment was not obtained in proceedings contrary to natural justice;

(F)          the judgment is not inconsistent with an English judgment in respect of the same matter;

(G)          the judgment is not for multiple damages (as defined by the Protection of Trading Interests Act 1980);

(H)          enforcement proceedings are instituted within six years after the date of the judgment; and

(I)            the foreign court had jurisdiction according to the English rules on public international jurisdiction.

A foreign judgment may be “final and conclusive” though it is subject to appeal.

(xv) Each holder of a Security and any Underwriter, is (if and when a cause of action arises) entitled to sue as claimant in the English courts for the enforcement of its rights against the Issuer or the Guarantor; and, except as set out below, such entitlement will not be subject to any conditions which are not applicable to residents of England and Wales or a company incorporated in any part of England or Wales; but (A) if the claimant is resident outside the European Union, an English court has power to stay an action where it is shown that it can, without injustice to the claimant, be tried in a more convenient forum; and (B) under the rules of procedure applicable, such a court may, at its discretion, order a claimant in an action, being a party who is not ordinarily resident in some part of England or Wales nor a party against whom a claim can be enforced under the Brussels Convention or Lugano Convention, to provide security for costs; and (C) an English court would refuse to permit any action to be taken by a person who is (i) not a natural person or (ii) incorporated either (a) pursuant to laws made by an authority not recognized by H.M. Government as being the de jure government of the territory over which such authority claims legislative power (unless regarded pursuant to the Foreign Corporations Act 1991 as having legal personality as a body corporate under English law) or (b) pursuant to international treaties, conventions and similar agreements to which H.M. Government is not a party and in respect of which no statutory provision has been made in the United Kingdom. Under the Foreign Corporations Act 1991, where a body purports to have corporate status under the laws of a territory which is not recognized by H.M. Government as a State, and the question arises at any time whether such body should be regarded as having legal personality as a body corporate under English law, then that question is determined (and account is taken of those laws) as if such territory were so recognized if it appears that the laws of that territory are at that time applied by a settled court system in that territory.

In rendering such opinion, such counsel may (i) state that their opinion is limited to matters governed by the laws of England, (ii) state that their opinion is subject to certain customary assumptions, qualifications and reservations and (iii) rely (A) as to all matters governed by the laws of the United States or the State of New York on the opinion of Cleary, Gottlieb, Steen & Hamilton referred to below, and (B) as to matters of fact, to the extent they deem proper (provided that counsel for the Underwriters does not reasonably object), on certificates of responsible officers of the Issuer and the Guarantor.

(e) Cleary, Gottlieb, Steen & Hamilton LLP, U.S. counsel to the Issuer and the Guarantor, shall have furnished to the Representatives their written opinion and letter addressed to the Underwriters and dated the Closing Date, in a form previously approved by the Representatives to the effect that:

(i) The Indenture has been duly executed and delivered by each of the Issuer and the Guarantor under the law of the State of New York, and qualified under the Trust Indenture Act, and is a valid, binding and enforceable agreement of each of the Issuer and the Guarantor.

(ii) Assuming the terms of the Securities have been duly established in accordance with the authorization of the Board of Directors of the Issuer and the Guarantor and the Indenture, and when the Securities have been duly executed, authenticated, delivered and paid for in accordance with the Indenture, the Securities will constitute valid, binding and enforceable obligations of the Issuer entitled to the benefits of the Indenture.

(iii) The statements set forth under the heading “Description of the Debt Securities and Guarantees” in the Basic Prospectus and under the heading “Description of the Notes” in the Prospectus Supplement, insofar as such statements purport to summarize certain provisions of the Securities and the Indenture, provide a fair summary of such provisions (except that no opinion or belief need be expressed as to statements set forth in the Basic Prospectus under the heading “Description of the Debt Securities and Guarantees — Status — Status of the Subordinated Debt Securities and the Subordinated Guarantees” and “— Status of the Debt Securities — General”) and the statements set forth in the Prospectus Supplement under the heading “Certain U.S. Federal and U.K. Tax Considerations — United States Federal Tax Considerations”, insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Securities.

(iv) This Agreement has been duly executed and delivered by the Issuer and the Guarantor under the law of the State of New York and is a valid, binding and enforceable agreement of the Issuer and the Guarantor, except that they may express no opinion with respect to Section 6 of this Agreement, providing for indemnity and contribution.

(v) The issuance and sale of the Securities to the Underwriters pursuant to this Agreement do not, and the performance by (i) the Issuer of its obligations under this Agreement, the Indenture and the Securities and (ii) the Guarantor of its obligations under this Agreement, the Indenture and the Securities will not, require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York that in their experience normally would be applicable to general business entities with respect to such issuance, sale or performance, except such as have been obtained or effected under the Act and the Trust Indenture Act (but they express no opinion as to any consent, approval, authorization, registration or qualification that may be required under state securities or Blue Sky laws).

(vi) The performance by (i) the Issuer of its obligations under this Agreement, the Indenture and the Securities and (ii) the Guarantor of its obligations under this Agreement, the Indenture and the Securities does not contravene any statute of the State of New York or the United States, or any order, rule or regulation known to them of any governmental agency or body of the United States or the State of New York.

(vii) Under the laws of the State of New York relating to submission to jurisdiction, each of the Issuer and the Guarantor, pursuant to Section 14 of this Agreement, and the Issuer and the Guarantor, pursuant to Section 117 of the Indenture, validly and irrevocably submitted to the personal jurisdiction of any New York State or U.S. federal court located in the Borough of Manhattan, The City of New York, New York, in any action arising out of or based upon this Agreement or arising out of or relating to the Securities or the Indenture has, to the fullest extent permitted by law, validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed Abbey National Treasury Services U.S. as its initial authorized agent for the purpose described in Section 14 of this Agreement (in the case of the Issuer and the Guarantor only) and Section 117 of the Indenture respectively; and service of process effected in the manner set forth in Section 14 of this Agreement and Section 117 of the Indenture, respectively will be effective to confer valid personal jurisdiction over the Issuer and the Guarantor, as the case may be, in any such actions.

(viii) No registration of the Issuer under the U.S. Investment Company Act of 1940, as amended, is required for the offer and sale of the Securities in the manner contemplated herein and in the Prospectus.

(ix) The Registration Statement (except the financial statements and schedules and other financial data included therein, and Exhibit 25 as to which no view need be expressed), at the time it became effective, and the Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Act and the Rules and Regulations and the Guarantor’s annual report on Form 20-F for the fiscal year ended December 31, 2004 incorporated by reference in the Registration Statement and the Prospectus (except the financial statements and schedules, and other financial data included therein, as to which no view need be expressed), as of the date of its filing with the Commission, appeared on its face to be appropriately responsive in all material respects to the requirements of the Exchange Act and the rules and regulations of the Commission thereunder. In addition, they do not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Prospectus that are not filed or described as required.

(x) No information has come to their attention that causes them to believe that the Registration Statement, including the documents incorporated by reference therein (except the financial statements and schedules and other financial data included therein, and Exhibit 25, as to which no view need be expressed), at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(xi) No information has come to their attention that causes them to believe that the Prospectus, including the documents incorporated by reference therein (except the financial statements and schedules and other financial data included therein as to which no view need be expressed), as of the date thereof or the date of such letter, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(xii) They confirm to the Underwriters, based solely upon a telephonic confirmation from a representative of the Commission, that the Registration Statement is effective under the Act and, to the best of their knowledge, (i) no stop orders with respect thereto have been issued, and no proceedings for that purpose have been instituted or threatened, by the Commission and (ii) after reasonable investigation, no order directed to any document incorporated by reference in the Prospectus has been issued and no challenge has been made to the accuracy or adequacy of any such document.

In rendering such opinions, such counsel may (i) state that their opinions are limited to matters governed by the Federal law of the United States and law of the State of New York and (ii) insofar as such opinions relate to the legality, validity, binding effect or enforceability of any agreement or obligation of the Issuer or the Guarantor, (A) assume that the Issuer and the Guarantor, and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption shall be made as to the Issuer and the Guarantor and each such other party regarding matters of the federal law of the United States of America or the law of the State of New York), (B) state that such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity whether considered in a proceeding in equity or at law) and (C) state that such opinions are subject to the effect of judicial application of foreign governmental actions affecting creditors rights. In addition, such counsel may state that the opinions in clauses (xii) and (xv) are based upon their participation in the preparation of the Registration Statement and the Prospectus and any amendments or supplements thereto and upon their review and discussion of the contents thereof, but are without independent check or verification, except as stated therein.

(f) Thacher Proffitt & Wood LLP, U.S. counsel to the Trustee of the Indenture, shall have furnished to the Representatives their written opinion addressed to the Underwriters and dated the Closing Date, in a form satisfactory to the Representatives, to the effect that:

(i) The Indenture has been duly authorized, executed and delivered by the Trustee thereof and constitutes a legal, valid and binding agreement of the Trustee thereof enforceable in accordance with its terms subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights, and, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

In rendering such opinion, such counsel may (i) state that their opinion is limited to matters governed by the Federal laws of the United States and laws of the State of New York and (ii) rely as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Trustee.

(g) Simpson Thacher & Bartlett LLP shall have furnished to the Representatives their written opinion, as U.S. counsel to the Underwriters, addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Representatives, with respect to this Agreement, to the validity of the Securities and the Indenture, to the Registration Statement, to the Prospectus and to other related matters as the Representatives may reasonably require, and the Issuer and the Guarantor shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(h) The Issuer shall have furnished to the Representatives a certificate or certificates, dated the Closing Date of at least a principal financial officer (or in the case of clause (iv) below, a secretary or officer acting in a similar capacity for the purposes of this Agreement) of the Issuer stating that to the best knowledge of the officers signing such certificate or certificates after due investigation:

(i)            The representations and warranties of the Issuer in Section 1 are true and correct as of the Closing Date and the Issuer has complied in all material respects with all of the agreements under this Agreement and satisfied in all material respects all of the conditions on its part to be performed or satisfied under this Agreement on or prior to the Closing Date;

(ii)           As of the effective date of the Registration Statement, the Registration Statement and the Prospectus did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and since the effective date there has not occurred any event required to be set forth in a supplement or amendment thereto which has not been so set forth;

(iii)          No stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened; and

(iv)          The issuance and the terms of the Securities have been duly authorized by the Board of Directors of the Issuer pursuant to the Indenture.

The Issuer shall also deliver such other documents and certificates as the Representatives shall reasonably request.

(i) The Guarantor shall have furnished to the Representatives a certificate or certificates, dated the Closing Date of at least a principal financial officer (or in the case of clause (iv) below, a secretary or officer acting in a similar capacity for the purposes of this Agreement) of the Guarantor stating that to the best knowledge of the officers signing such certificate or certificates after due investigation:

(i)            The representations and warranties of the Issuer in Section 1 are true and correct as of the Closing Date and the Guarantor has complied in all material respects with all of the agreements under this Agreement and satisfied in all material respects all of the conditions on its part to be performed or satisfied under this Agreement on or prior to the Closing Date;

(ii)           As of the effective date of the Registration Statement, the Registration Statement and the Prospectus did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and since the effective date there has not occurred any event required to be set forth in a supplement or amendment thereto which has not been so set forth;

(iii)          No stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened; and

(iv)          The issuance and the terms of the Securities have been duly authorized by the Board of Directors of the Guarantor pursuant to the Indenture.

The Guarantor shall also deliver such other documents and certificates as the Representatives shall reasonably request.

(j) At the Execution Time and the Closing Date, the Issuer shall have furnished to the Representatives a letter of Deloitte & Touche, addressed jointly to the Issuer and the Underwriters and dated as of the Execution Time and the Closing Date, respectively, of the type described in the American Institute of Certified Public Accountants’ Statement on Auditing Standards No. 72, in form and substance satisfactory to the Representatives confirming that it is an independent accountant within the meaning of the Act and the Exchange Act and the applicable rules and regulations thereunder and Rule 101 of the Code of Professional Conduct of the AICPA and substantially in the form attached hereto as Schedule 2 concerning the financial information with respect to the Guarantor and its consolidated subsidiaries set forth in the Registration Statement and the Prospectus.

(k) There shall not have occurred since the respective dates as of which information is given in the Prospectus any material adverse change in, or any material adverse development which affects the condition (financial or otherwise), results of operations, business or properties of the Issuer, the Guarantor and its subsidiaries, taken as a whole or the condition (financial or otherwise) other than as set forth in or contemplated by the Prospectus.

(l) The Indenture (in form and substance satisfactory to the Representatives) shall have been duly executed and delivered by the Issuer, the Guarantor and the Trustee on the Closing Date and shall be in full force and effect on such date and the Securities shall have been duly executed and delivered by the Issuer and the Guarantor and duly authenticated by the Trustee on the Closing Date.

(m) Prior to the Closing Date, each of the Issuer and the Guarantor shall have furnished to the Underwriters such further information, certificates and documents as the Representatives or counsel to the Underwriters may reasonably request.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement which are not stated as being in a form previously approved by the Underwriters shall be deemed to be in compliance with the provisions hereof only if they are in the form and substance satisfactory to counsel for the Underwriters.

SECTION 6. INDEMNIFICATION AND CONTRIBUTION

(a) The Issuer and the Guarantor jointly and severally agree to indemnify and hold harmless each Underwriter (including, for purposes of this Section 6, each of its directors, partners, officers and agents) and each person, if any, who controls each Underwriter within the meaning of either the Act or the Exchange Act from and against any loss, claim, damage or liability, joint or several, and any action in respect thereof, to which such Underwriter or controlling person may become subject, under the Act, the Exchange Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment or supplement thereto) or arises out of, or is based upon, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or arises out of, or is based upon, any untrue statement or alleged untrue statement of a material fact contained in the Prospectus (or any amendment or supplement thereto) or arises out of, or is based upon, the omission or alleged omission to state therein a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Issuer and Guarantor shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement or omission or alleged omission (A) made in the Registration Statement or the Prospectus in reliance upon and in conformity with written information furnished to the Issuer by or on behalf of any Underwriter for use in connection with the preparation thereof and specifically for inclusion therein or (B) contained in that part of the Registration Statement constituting the Statement of Eligibility and Qualification under the Trust Indenture Act (Form T-1) of the

Trustee; provided further, that the Issuer and the Guarantor will not be liable for the amount of any settlement of any claim made without its consent other than in accordance with Section 6(c); and provided further, that as to the Basic Prospectus, this indemnity agreement shall not inure to the benefit of any Underwriter (or any person controlling such Underwriter) on account of any loss, claim, damage, liability or action arising from the sale of Securities to any person by that Underwriter if that Underwriter failed to send or give a copy of the Prospectus, as the same may be amended or supplemented (for purposes of this Section 6, the “Final Prospectus”), to that person within the time required by the Act, and the untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in the Basic Prospectus was corrected in the Final Prospectus, unless such failure resulted from non-compliance by the Issuer or the Guarantor with Section 3(b) hereof. For purposes of the final proviso to the immediately preceding sentence, the term Final Prospectus shall not be deemed to include the documents incorporated therein by reference, and no Underwriter shall be obligated to send or give any supplement or amendment to any document incorporated by reference in any Basic or Final Prospectus to any person other than a person whom such Underwriter has delivered such incorporated documents in response to a written or oral request therefor. The Issuer and the Guarantor further agree to jointly and severally reimburse each Underwriter and each such controlling person for any legal and other expenses reasonably incurred by such Underwriter or controlling person in investigating or defending or preparing to defend against any such loss, claim, damage, liability or action, as such expenses are incurred. The foregoing indemnity agreement is in addition to any liability which the Issuer or the Guarantor may otherwise have to any Underwriter or any controlling person of any Underwriter.

(b) Each Underwriter severally and not jointly shall indemnify and hold harmless the Issuer and the Guarantor (including, for purposes of this Section 6, each of its respective directors and officers) and each person, if any, who controls the Issuer or the Guarantor within the meaning of either the Act or the Exchange Act from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which the Issuer, the Guarantor or any such controlling person may become subject, under the Act, the Exchange Act, or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement or the Prospectus or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Issuer by such Underwriter expressly for inclusion therein and shall reimburse the Issuer and the Guarantor or such controlling person for any legal and other expenses reasonably incurred by the Issuer, the Guarantor or such controlling person in investigating or defending or preparing to defend against such loss, claim, damage, liability or action as such expenses are incurred. The Issuer hereby acknowledges that the final sentence on the cover page of the Prospectus regarding the delivery of the Securities and, under the heading “Underwriting” therein, (i) the table listing the Underwriters and their respective participation in the sale of the Securities, (ii) the third paragraph relating to concessions and discounts, (iii) the fifth paragraph relating to market making, and (iv) the ninth paragraph relating to stabilization, short sales, syndicate covering transactions and penalty bids and (v) the thirteenth paragraph relating to distribution through a proprietary website and/or a third-party system operated by Market Axess Inc. constitute the only information furnished in writing by or behalf of the Underwriters for inclusion in the Prospectus. The foregoing indemnity agreement is in addition to any liability which any Underwriter may otherwise have to the Issuer or such controlling person.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) of this Section 6 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) of this Section 6, notify the indemnifying party in writing of the claim or the commencement of the action; provided that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under subsection (a) and (b) of this Section 6. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 6 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided that each Underwriter, the Underwriters as a group, or the Issuer or the Guarantor, as the case may be, shall have the right to employ separate counsel to represent such Underwriter and its controlling persons, the Underwriters and their respective controlling persons or the Issuer and the Guarantor and their controlling persons, as the case may be, who may be subject to liability arising out of any claim in respect of which indemnity may be sought by such indemnified parties under this Section 6 if in the reasonable judgment of any Underwriter, the Underwriters acting together, or the Issuer, or the Guarantor, as the case may be, it is advisable for such indemnified parties to be represented by separate counsel, and in that event the fees and expenses of such separate counsel (and local counsel) shall be paid by the indemnifying party. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action and approval by the indemnified party of counsel selected by the indemnifying party, the indemnifying party will not be liable to such indemnified party under this Section 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in connection with the assertion of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one such separate counsel (and local counsel) representing the indemnified parties under Section 6(a) or 6(b) hereof), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party; and except that, if clause (i) or (iii) is applicable, such liability shall be only in respect of the counsel referred to in such clause (i) or (iii). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 6, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of such request and (ii) such indemnifying party shall not have either reimbursed the indemnified party in accordance with such request or objected to such request in writing prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in this Section 6 shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under Section 6(a) or 6(b) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Issuer or the Guarantor on the one hand and the relevant Underwriter on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Issuer or the Guarantor on the one hand and such Underwriter on the other with respect to the statements or omissions or actions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Issuer or the Guarantor on the one hand and an Underwriter on the other with respect to the offering of Securities shall be deemed to be in the same proportion as the net proceeds from such offering (before deducting expenses) received by the Issuer bear to the total compensation received by such Underwriter with respect to such offering. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Issuer or the Guarantor on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Issuer, the Guarantor and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 6 were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section 6 shall be deemed to include, for purposes of this Section 6, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 6, none of the Underwriters shall be required to contribute any amount in excess of the amount, if any, by which the total compensation received by such Underwriter pursuant to this Agreement exceeds the amount of any damages that such Underwriter has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For the purposes of this Section 6, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, partner, officer, and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Issuer or the Guarantor within the meaning of either the Act or the Exchange Act and each director and officer of the Issuer and Guarantor shall have the same rights to contribution as the Issuer and the Guarantor, subject in each case to the applicable terms and conditions of this paragraph (d).

SECTION 7. DEFAULT BY AN UNDERWRITER

If any Underwriter shall default in its obligation to purchase Securities which it has agreed to purchase hereunder, the non-defaulting Underwriters may in their discretion arrange for one or more of such non-defaulting Underwriters to purchase, or another party or other parties reasonably satisfactory to the Issuer to purchase, such Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Securities, then the Issuer shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the non-defaulting Underwriters to purchase such Securities on such terms. In the event that, within the respective prescribed periods, the non-defaulting Underwriters notify the Issuer that the non-defaulting Underwriters have so arranged for the purchase of such Securities, or the Issuer notifies the non-defaulting Underwriters that it has so arranged for the purchase of such Securities, the non-defaulting Underwriters or the Issuer shall have the right to postpone the Closing Date for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in any documents or arrangements relating to the offering and sale of the Securities. Any substitute purchaser of Securities pursuant to this paragraph shall be deemed to be an Underwriter, for purposes of this Agreement, in connection with the offering and sale of the Securities.

If, after giving effect to any arrangements for the purchase of Securities of a defaulting Underwriter by the non-defaulting Underwriters, as provided above, the principal amount of Securities which remains unpurchased does not exceed 10% of the aggregate of the Securities, then the Issuer shall have the right to require each non-defaulting Underwriter to purchase the Securities which such Underwriter agreed to purchase hereunder and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the principal amount of the Securities which such Underwriter agreed to purchase hereunder) of the principal amount of the Securities of such defaulting Underwriter for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Underwriter by the non-defaulting Underwriters as provided above, the principal amount of the Securities which remains unpurchased exceeds 10% of the principal amount of Securities, or if the Issuer shall not exercise the right described above to require non-defaulting Underwriters to purchase the Securities of a defaulting Underwriter, then this letter agreement shall thereupon terminate, without liability on the part of any non-defaulting Underwriters; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

SECTION 8. REPRESENTATIONS, WARRANTIES AND OBLIGATIONS TO SURVIVE DELIVERY

The respective indemnities, agreements, representations, warranties and other statements of the Issuer, the Guarantor and the Underwriters contained in this Agreement, or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or any person controlling such Underwriter or by or on behalf of the Issuer or any person controlling the Issuer or by or on behalf of the Guarantor or any person controlling the Guarantor and shall survive the delivery of and payment for any of the Securities.

SECTION 9. TERMINATION

This Agreement shall be subject to termination in the absolute discretion of the Representatives by notice given to the Issuer and the Guarantor prior to delivery of and payment for the Securities, if prior to such time (and subsequent to the Execution Time) there has occurred any (A)(1) suspension of trading in any securities issued by the Issuer or the Guarantor (other than in connection with a redemption of securities), or (2) suspension or material limitation of trading generally on or by, as the case may be, the New York Stock Exchange, the London Stock Exchange or the United States over-the-counter market or the establishment of minimum prices on any of such exchanges or such market in any of the foregoing cases by the Commission or such exchange or other regulatory or governmental body having jurisdiction, (B) declaration of a general moratorium on commercial banking activities in New York or England by either Federal or New York State or English authorities, (C) outbreak or escalation of hostilities involving the United States or the United Kingdom, declaration of a national emergency or war by the United States or the United Kingdom or any other substantial international calamity or crisis or (D) material adverse change in the existing financial, political or general economic conditions in the United States or the United Kingdom, including any effect of international conditions on such conditions in the United States or the United Kingdom, that, in the reasonable judgment of the Representatives is material and adverse and in the case of any of the events specified in clauses (C) or (D), such event singly or together with any other such event makes it, in the reasonable judgment of the Representatives, impracticable to market or sell the Securities on the terms and in the manner contemplated herein. In the event of any such termination, the provisions for the payment of expenses of Section 4, the indemnity agreement and contribution provisions set forth in Section 6 and the provisions of Sections 3(d), 3(h), 3(i), 6, 8 and 11 hereof shall survive any termination or cancellation of this Agreement.

SECTION 10. NOTICES

All communications hereunder will be in writing and effective only on receipt, and, if sent to Citigroup Global Markets Inc., Credit Suisse First Boston LLC and Goldman, Sachs & Co., in their capacity as Representatives, will be mailed, delivered or telegraphed and confirmed to Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York 10013; Credit Suisse First Boston LLC, at 11 Madison Avenue, New York, New York 10010 and Goldman, Sachs & Co., at 85 Broad Street, New York, New York 10004, Attention: Registration Department (fax no. +1 (212) 902-3000; or, if sent to the Issuer, will be mailed, delivered or telegraphed and confirmed to it at Abbey National plc, Abbey National House, 2 Triton Square,

Regents Place, London NW1 3AN, Attention: Treasurer (fax no. +44 (20) 7224-5306); or, if sent to the Guarantor, will be mailed, delivered or telegraphed and confirmed to it at Abbey National Treasury Services plc, Abbey National House, 2 Triton Square, Regents Place, London NW1 3AN, Attention: Treasurer (fax no. +44 (20) 7224-5306).

SECTION 11. BINDING EFFECT; BENEFITS

This Agreement shall be binding upon each Underwriter, the Issuer, the Guarantor and their respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that (a) the representations, warranties, indemnities and agreements of the Issuer and the Guarantor contained in this Agreement shall also be deemed to be for the benefit of the person or persons, if any, who control any Underwriter within the meaning of Section 15 of the Act, and (b) the representations, warranties, indemnities and agreements of the Underwriters contained in this Agreement shall be deemed to be for the benefit of directors of the Issuer, officers of the Issuer who have signed the Registration Statement and any person controlling the Issuer. Nothing in this Agreement is intended or shall be construed to give any person, other than the person referred to in this Section, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

SECTION 12. GOVERNING LAW; COUNTERPARTS

This Agreement shall be governed by and construed in accordance with the laws of the State of New York. This Agreement may be executed in counterparts and the executed counterparts shall together constitute a single instrument.

SECTION 13. PARAGRAPH HEADINGS

The paragraph headings used in this Agreement are for convenience of reference only, and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

SECTION 14. SUBMISSION TO JURISDICTION; APPOINTMENT OF AGENT FOR SERVICE; CURRENCY INDEMNITY.

(a) Each of the Issuer and the Guarantor, as the case may be, agrees that any legal suit, action or proceeding brought by any Underwriter or by each person, if any, who controls any Underwriter arising out of or based upon this Agreement may be instituted in any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York, irrevocably waives any objection which it may now or hereafter have to laying of venue in any such suit, action or proceeding in any such court and irrevocably accepts and submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Issuer and the Guarantor hereby appoints Abbey National Treasury Services U.S. located at 400 Atlantic Street, Stamford, CT 06901, as its authorized agent (the “Process Agent”) upon whom process may be served in any suit, action or proceeding based on this Agreement which may be instituted in any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York, by any Underwriter or any such controlling person and expressly accepts the jurisdiction of any such court in respect of any such action. Each of the Issuer and the Guarantor agrees to maintain such an agent at all times during which any of the terms of this Agreement may be surviving and to notify the Underwriters of any change in the identity of such agent. The Process Agent has agreed to act as said agent for service of process, and each of the Issuer and the Guarantor agrees to take any and all actions, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Process Agent shall be deemed effective service of process upon the Issuer or the Guarantor, as the case may be; provided that nothing herein shall affect the right of any Underwriter or any person controlling any Underwriter to serve process in any other manner permitted by law. Notwithstanding the foregoing, any action against the Issuer or the Guarantor arising out of or based upon this Agreement may also be instituted by any Underwriter or any person controlling any Underwriter in any court in England and Wales, and each of the Issuer and the Guarantor expressly accepts the jurisdiction of any such court in any such action. The provisions of this Section are intended to be effective upon the execution of this Agreement without further action by the Issuer or the Guarantor and the introduction of a true copy of this Agreement into evidence shall be conclusive and final evidence as to such matters.

(b) To the extent that any of the Issuer or the Guarantor has or hereafter may acquire or have attributed to it any immunity (sovereign or otherwise) from suit, the jurisdiction of any court or from set-off or any legal process with respect to itself or its property, it hereby irrevocably and unconditionally agrees, to the fullest extent it may lawfully do so, not to plead, claim or assert by way of motion, as a defense, counterclaim or otherwise, and hereby waives, to the fullest extent it may lawfully do so, such immunity in respect of its obligations hereunder and with respect to any Security.

(c) The Issuer and the Guarantor hereby jointly and severally agree to indemnify each Underwriter against loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder or under the Securities and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Underwriter would have been able to purchase U.S. dollars with the amount of the Judgment Currency actually received by such Underwriter if such Underwriter had utilized such amount of Judgment Currency to purchase U.S. dollars as promptly as practicable upon such Underwriter’s receipt thereof. The foregoing indemnity shall constitute a separate and independent obligation of the Issuer and the Guarantor and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include an allowance for any customary or reasonable premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

SECTION 15. CURRENCY

Each reference in the Prospectus and hereunder to U.S. dollars (the “relevant currency”) is of the essence, and all amounts due by the Issuer under this Agreement shall be payable in U.S. dollars. To the fullest extent permitted by law, the obligation of the Issuer in respect of any amount due under this Agreement will, notwithstanding any payment in any other currency

(whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the relevant currency that the party entitled to receive such payment may, in accordance with its normal procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the business day immediately following the day on which such party receives such payment. If the amount in the relevant currency that may be so purchased for any reason falls short of the amount originally due, the Issuer will pay such additional amounts, in the relevant currency, as may be necessary to compensate for the shortfall. Any obligation of the Issuer not discharged by such payment will, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, will continue in full force and effect.

SECTION 16. SELLING RESTRICTIONS

(a) Each Underwriter represents and agrees that (i) it will only offer or sell the Securities in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and (ii) it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Securities, or possession or distribution of any Prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Securities, in any country or jurisdiction where action for that purpose is required.

(b) In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date”) it has not made and will not offer or sell the Securities to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, offer or sell Securities to the public in that Relevant Member State:

(i)            in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Securities which have been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(ii)           at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(iii)          at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(iv)          at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “offer or sell the Securities to the public” in relation to any of the Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the “Prospectus Directive” shall mean Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

(b)          Each Underwriter represents and agrees that (i) it has not offered or sold and, for the period of six months from the date hereof, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any securities in circumstances in which Section 21(1) of the FSMA would not apply to the Issuer or the Guarantor if both the Issuer and the Guarantor were not authorized persons; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Securities in, from or otherwise involving the United Kingdom.

SECTION 17. COUNTERPARTS

This Agreement may be executed in one or more counterparts, by facsimile copy, each of which will be deemed to be an original, but all such counterparts will together constitute one and the same instrument.

If the foregoing correctly sets forth our agreement, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

ABBEY NATIONAL TREASURY SERVICES PLC

By:______________________________

Authorized Signatory

ABBEY NATIONAL PLC

By:______________________________

Authorized Signatory

The foregoing Agreement is hereby

confirmed and accepted as of the

date first above written.

CREDIT SUISSE FIRST BOSTON LLC

By: __________________________

Authorized Signatory

Acting for itself and on

behalf of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By: __________________________

Authorized Signatory

Acting for itself and on

behalf of the several Underwriters

GOLDMAN, SACHS & CO.

By: __________________________

Authorized Signatory

Acting for itself and on

behalf of the several Underwriters

SCHEDULE 1

Underwriters	Principal amount Securities to be Purchased
Citigroup Global Markets Inc. Credit Suisse First Boston LLC Goldman, Sachs & Co.	$666,666,667 $666,666,666 $666,666,667
TOTAL	$2,000,000,000

SCHEDULE 2

Form of Accountant’s Comfort Letters dated as of Execution Time and the Closing Date.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 28th June 2005	By: /s/ Shaun Coles
(Authorized Signatory)